Anchiano Therapeutics Ltd.

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

February 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tonya Aldave

J. Nolan McWilliams

Re:	Anchiano Therapeutics Ltd.

Registration Statement on Form F-1

File No. 333-229155

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-229155) (the “Registration Statement”), filed by Anchiano Therapeutics Ltd. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:15 p.m., Eastern Time, on February 11, 2019, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

* * * * * *

If you have any questions, please do not hesitate to contact, at Mayer Brown LLP, Anna Pinedo at (212) 506-2275. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Pinedo, and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

cc:	Anna Pinedo

Mayer Brown LLP